BYTENITE INC.

UNAUDITED FINANCIAL STATEMENTS

Unaudited financial statements for the years ended December 31, 2023 and 2024, prepared in accordance with U.S. GAAP.

TABLE OF CONTENTS

1. BALANCE SHEETS

As of December 31, 2023 and 2024 (Unaudited)

	2023	2024
ASSETS		
Cash and cash equivalents	$18,107.51	$96,181.88
Accounts receivable (net)	—	—
Prepaid expenses & other current assets	—	—
Total Current Assets	**$18,107.51**	**$96,181.88**
Property and Equipment (net)	$342,911.71	$459,240.88
Other Assets	—	—
Total Assets	**$361,019.22**	**$555,422.76**
LIABILITIES AND EQUITY		
Accounts payable & accrued expenses	$6,251.21	$63.00
Long-term liabilities	—	$120,000.00
Total Liabilities	$6,251.21	$120,063.00
Common Stock	$100.00	$100.00
Additional Paid-in Capital	$686,618.50	$901,375.63
Retained Earnings (Deficit)	($331,950.49)	($466,115.87)
Total Stockholders' Equity	**$354,768.01**	**$435,359.76**
Total Liabilities and Stockholders' Equity	**$361,019.22**	**$555,422.76**

2. STATEMENT OF OPERATIONS

For the Years Ended December 31, 2023 and 2024 (Unaudited)

	2023	**2024**
Sales Revenue	$166.40	$85.74
Total Income	**$166.40**	**$85.74**
Gross Profit	**$166.40**	**$85.74**
Operating Expenses		
Total Operating Expenses	$212,654.18	$227,440.87
Operating Income (Loss)	($212,487.78)	($227,355.13)
Other Revenue	$520.64	$6,253.26
Net Income (Loss)	**($211,967.14)**	**($221,101.87)**

3. STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2023 and 2024 (Unaudited)

Transaction	Common Shares	Common Stock ($)	APIC	Retained Earnings	Total Equity
Balance at Dec 31, 2022	**7,350,000**	**$73.50**	—	—	**$73.50**
SAFE Notes Raised (2023)	—	—	$686,618.50	—	$686,618.50
Net Income (2023)	—	—	—	($211,895.14)	($211,895.14)
Balance at Dec 31, 2023	**7,350,000**	**$73.50**	**$686,618.50**	**($211,895.14)**	**$474,796.86**
Stock Issuance (2024)	700,000	$7.00	—	—	$7.00
SAFE Notes Raised (2024)	—	—	$214,757.13	—	$214,757.13
Net Income (2024)	—	—	—	($221,101.87)	($221,101.87)
Balance at Dec 31, 2024	**8,050,000**	**$80.50**	**$901,375.63**	**($432,997.01)**	**$468,459.12**

Notes: Convertible instruments issued in 2024 (totaling $120,000) are not reflected in this table as they have not yet converted into equity as of December 31, 2024.

4. STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2023 and 2024 (Unaudited)

	2023	**2024**
Miscellaneous cash inflows	$687.04	$6,339.00
Payments to suppliers and employees	($212,582.18)	($227,440.87)
Net Cash from Operating Activities	($211,895.14)	($221,101.87)
Proceeds from sale of PP&E	$1,732.26	—
Purchase of property, plant & equipment	($15,094.71)	($29,290.83)
Net Cash from Investing Activities	($13,362.45)	($29,290.83)
SAFE/Convertible Notes raised	$190,199.87	$334,757.13
Other financing activity	—	($6,204.07)
Net Cash from Financing Activities	$190,199.87	$328,553.06
Net Increase (Decrease) in Cash	($35,057.72)	$78,160.36
Beginning Cash	**$53,079.24**	**$18,021.52**
Ending Cash	**$18,021.52**	**$96,181.88**

5. NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2023 and 2024 (Unaudited)

1. ORGANIZATION AND NATURE OF BUSINESS

ByteNite Inc. ("the Company") was incorporated in Delaware in 2022. The Company develops distributed cloud computing infrastructure and services for software technology companies. Revenue is primarily generated from technology licensing, usage-based cloud services, and platform fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

- **Basis of Presentation**
  The accompanying financial statements are presented on an accrual basis of accounting and are unaudited. Under this basis, revenues are recognized when earned and expenses are recognized when incurred.

- **Fiscal Year**
  The Company's fiscal year ends on December 31.

- **Use of Estimates**
  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

- **Fixed Assets and Depreciation/Amortization**
  Property and equipment are stated at cost, net of accumulated depreciation and amortization. Office equipment is depreciated using the straight-line method over its estimated useful life. Intangible assets and capitalized research and development costs are amortized over an expected useful life of fifteen (15) years.

- **Capitalized Research and Development**
  In accordance with GAAP, certain research and development (R&D) costs incurred during 2024 were capitalized as fixed assets, rather than being expensed in the period incurred. These costs are amortized over an estimated useful life of 15 years. The effect of this policy is to allocate the expense over future periods rather than recognizing the full cost in the year incurred. The related amortization expense is recorded in the statement of operations.

- **Income Taxes**
  The Company is in a pre-revenue stage and has not recorded any income tax provision for the years ended December 31, 2023 and 2024.

3. SAFE NOTES AND CONVERTIBLE INSTRUMENTS

During 2023 and 2024, the Company issued a series of **Simple Agreements for Future Equity (SAFEs)** totaling approximately $901,000. These agreements carried valuation caps ranging from $5.7 million to $6 million, with no interest or discount provisions. As of December 31, 2024, all SAFEs remained outstanding and are classified as additional paid-in capital. They are expected to convert upon a qualified financing or other triggering event as defined in each agreement.

In 2024, the Company also entered into convertible financing agreements with Techstars Accelerator, including a convertible note and a fixed-percentage equity agreement. These instruments entitle Techstars to equity conversion under certain financing conditions and are recorded as long-term liabilities in the Company's financial statements.

4. SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 27, 2025, the date these financial statements were available to be issued. No events requiring disclosure were identified.